PRIVILEGED AND CONFIDENTIAL
Arrived STR, LLC
1700 Westlake Avenue North
Suite 200
Seattle, WA 98109

January 24, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Eric McPhee

Re:
Arrived STR, LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 7

Filed December 22, 2022

File No. 024-11958

Dear Mr. McPhee,

This letter is being submitted by Arrived STR, LLC (the “Company”) in response to the comment letter dated January 19, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A (CIK No. 0001942208) submitted to the Commission on December 22, 2022 (the “Offering Statement”). This letter contains the Company’s response to the Comment Letter. The Company has revised the Offering Statement and is filing Post-Qualification Amendment No. 8 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”) together with this letter. The Amended Offering Statement contains certain updates and revisions.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Any references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this letter have the meanings assigned to such terms in the Amended Offering Statement.

Form 1-A Filed December 22, 2022

1.
We note that the consent your auditor has provided refers to financial statements of a different issuer. Please revise to correct.

Response: In response to the Staff’s comment, the Company has requested and received a consent from the auditor referring to the Company. Such revised consent is filed as Exhibit 11.1 to the Amended Offering Statement.

2.
Please tell us how you considered the need to provide pro forma financial information for the properties you have acquired. Refer to Rule 8-05 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has revised the Amended Offering Statement to include pro forma financial information for the properties that it has acquired. Such pro forma financial information begins on page F-2.

If you have any questions or comments regarding this response, please contact the undersigned at (814) 277-4833 or John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier

Ryan Frazier

Chief Executive Officer

cc:
John Rostom, Esq., General Counsel